Exhibit 99.2

Trading in Orckit’s Ordinary Shares to Move
from NASDAQ to the OTCQB

TEL AVIV, Israel, June 21, 2012 (GLOBE NEWSWIRE) -- Orckit Communications Ltd. (NASDAQ: ORCT) (the “Company”) today announced that it has been notified by The NASDAQ Stock Market that trading in the Company’s securities will be suspended on NASDAQ effective with the open of trading on Friday, June 22, 2012.  On that same date, the Company’s ordinary shares will be eligible to trade on the OTCQB. The Company’s trading symbol will remain ORCT. The OTCQB is a market tier for OTC-traded companies that are registered and current in their reporting obligations with the Securities and Exchange Commission, and is the home to approximately 3,500 small and emerging companies. The Company intends to maintain the registration of its ordinary shares with the SEC. The Company’s ordinary shares are also expected to remain listed on the Tel Aviv Stock Exchange.

As previously announced on March 29, 2012, a NASDAQ Listing Qualifications Panel (the “Panel”) determined to transfer the Company’s listing to The NASDAQ Capital Market and granted the Company additional time to achieve compliance with the $2.5 million stockholders’ equity requirement for continued listing for that market through June 27, 2012.  The Company subsequently advised NASDAQ that, as a result of unexpected delays in the approval process of the arrangement with its note holders, it would not be able to demonstrate compliance by the June 27th deadline and requested a further extension of time. By letter dated June 20, 2012, the Company received notice that a further extension would not be granted.  In the meantime, as announced yesterday, the Company has received final court approval of the arrangement and expects it to become effective at a closing next week.

The Company plans to appeal the Panel's decision to the NASDAQ Listing and Hearing Review Council.  If the decision is not reversed on appeal, the Company intends to apply to re-list its shares on The NASDAQ Stock Market if its financial condition improves sufficiently to enable it to meeting the conditions for listing.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that challenges by third parties or other events outside the control of the Company would delay the implementation of the arrangement or result in its termination, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission reports, including but not limited to, those included in its annual report on Form 20-F filed on May 15, 2012. Actual results may materially differ from those set forth in this report on Form 6-K. The Company assumes no obligation to update the information in this report on Form 6-K.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT. Additional information about the OTCQB is available at www.otcmarkets.com.